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November 25, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE:  RiverSource Investment Series, Inc.
        RiverSource Mid Cap Value Fund
     Registration Statement on Form N-14

Dear Ms. Mengiste:

Registrant is filing a registration statement on Form N-14 in connection with the proposed reorganization of RiverSource Partners Select Value Fund into RiverSource Mid Cap Value Fund.

The prospectus filed as Part A of this Registration Statement is a combined proxy statement/prospectus for the following proposed reorganizations:

Proposal   Buying Fund                                      Selling Fund
--------   ----------------------------------------------   ---------------------------------------------
   1       RiverSource Mid Cap Growth Fund, a series of     RiverSource Partners Aggressive Growth Fund,
           RiverSource Equity Series, Inc.                  a series of RiverSource Managers Series, Inc.

   2       RiverSource Mid Cap Value Fund, a series of      RiverSource Partners Select Value Fund, a
           RiverSource Investment Series, Inc.              series of RiverSource Managers Series, Inc.

   3       Seligman Smaller-Cap Value Fund, a series of     RiverSource Partners Small Cap Equity Fund, a
           Seligman Value Fund Series, Inc.                 series of RiverSource Managers Series, Inc.

   4       Seligman Frontier Fund, Inc.                     RiverSource Partners Small Cap Growth Fund, a
                                                            series of RiverSource Strategy Series, Inc.

   5       RiverSource Partners International Small Cap     Seligman Global Smaller Companies Fund, a
           Fund, a series of RiverSource International      series of Seligman Global Fund Series, Inc.
           Managers Series, Inc.

   6       RiverSource Government Money Market Fund, Inc.   RiverSource Tax-Exempt Money Market Fund, a
                                                            series of RiverSource Tax-Exempt Money Market
                                                            Series, Inc.

Each respective buying fund registrant has filed a registration statement on Form N-14 on or about November 25, 2009 and contains an identical Part A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Investment Series, Inc.